Filed by Grubb & Ellis Company
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-08122

Merger of Grubb & Ellis Company with NNN Realty Advisors, Inc. May 24, 2007

Safe Harbor Statement This presentation contains "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. Any statement in this presentation about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward looking statements Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving NNN Realty Advisors and Grubb & Ellis, including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company's plans, objectives, expectations and intentions with respect to future operations, products and services. Any forward-looking statements are based upon the current beliefs and expectations of NNN Realty Advisors' and Grubb & Ellis' management and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements of transactions of Grubb & Ellis, NNN Realty Advisors and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: the failure to realize synergies and cost-savings from the transaction or delay in the realization thereof; the inability to combine the businesses of NNN Realty Advisors and Grubb & Ellis successfully, or that such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; increased operating costs and business disruption following the merger, including adverse effects on employee retention and on business relationships with third parties; the failure of NNN Realty Advisors and Grubb & Ellis stockholders to approve the transaction; the ability to obtain governmental approvals of the transaction on a timely basis; the effects of general and local economic and real estate conditions; reliance on the largest stockholders as well as other key executive officers, the loss of any such key executive officers or the failure to hire and retain qualified employees; and the competitive environment of the commercial real estate industry in general. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company's filings with the Securities and Exchange Commission. Any forward looking statements speaks only as of the date on which it is made and the companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Transaction Overview Grubb & Ellis Company and NNN Realty Advisors ("NNN") have agreed to merge Creation of a best-in-class real estate services company $723.2 million in total capitalization at announcement 65.3 million pro forma shares outstanding at 0.88 exchange ratio Combined company named Grubb & Ellis; continued listing on the NYSE ("GBE") Financially attractive transaction $67.9 million in implied CY2006A combined company EBITDA (1) Expansion of GBE's EBITDA margin Expected to be accretive in the first full year of operations Accretion per share in excess of $0.25 to GBE's CY2006A EPS (excl. synergies) $0.41 annual dividend implemented post closing Transaction has been approved by GBE's and NNN's Board of Directors Expected closing in either the third or fourth quarter of 2007 Pro Forma EBITDA is based on $48.0 million in EBITDA for NNN which excludes $26.4 million of non recurring items and one time expenses that primarily resulted from the completion of NNN's 144A offering and formation transaction. GBE EBITDA is based on $19.9 million in EBITDA which excludes $7.6 million of non-recurring expenses and a $3.8 million gain on the sale of common stock in LoopNet.

Overview of Grubb & Ellis Founded in 1958, Grubb & Ellis is one of the world's leading full-service commercial real estate organizations Provides a complete range of transaction, management, consulting, corporate and investment services for local and multi-market clients 114 offices in 39 states and Washington D.C. consisting of: 51 owned offices in 17 states 63 affiliate offices in 22 states Approximately 5,300 employees (including Company-owned and affiliate offices) More than 1,650 brokers (909 in Company-owned offices; 765 in affiliate offices) 167.0 million square feet under management $25.3 billion in sales and leasing transactions completed in North America in 2006

National Platform, Local Knowledge 5,300 professionals More than 1,650 brokers 114 offices - 51 owned, 63 affiliate Owned Offices Affiliate Offices International Locations Seoul, South Korea Stockholm, Sweden London, England Doha, Qatar Canadian Alliance Partner Avison Young - 10 offices

Rationale for Merger A powerful combination - complementary alignment of services GBE: Leading full-service commercial real estate organization NNN: Leading sponsor of commercial real estate programs Immediate expansion of GBE's investment management business Significant increase in properties under management Opportunity to bring in-house certain assets managed by third parties NNN capital raising drives revenues to multiple GBE business lines Properties purchased on behalf of programs to be managed by GBE Acquisitions / dispositions drive brokerage and leasing revenue Cross selling opportunities Opportunity for cost savings expected to drive further margin growth Diversification of revenue sources Highly experienced management team leading the combined company

Overview of NNN Realty Advisors Founded in 1998, NNN is a nationwide commercial real estate asset management and services firm Over $4.7 billion portfolio of assets under management throughout 26 states Real estate investment programs encompassing over 34 million square feet of office, retail, industrial, multi-family and healthcare office properties Acquisitions & dispositions volume: 2005-2006: Approximately $3.1 billion acquired and $1.6 billion sold 2007 (est.): $2.5-$3.0 billion in acquisitions and $1.1 billion in dispositions Leading sponsor of tenant-in-common (TIC) 1031 exchanges Approximately $3.8 billion of TIC assets under management Aggregate IRR of approximately 18.6% on programs to date (1) Approximately 15% of market share (1) For the period ended March 31, 2007

Overview of NNN Realty Advisors (cont'd) Sponsor of non-traded REITs and Funds Approximately $1.0 billion of assets under management in SEC-registered entities Institutional Fund (in formation) $250.0 to $500.0 million in equity Value-Added retail and office 2007 Year-to-Date Equity Raised (1) (figures in millions) TIC $144.7 Healthcare Office REIT 71.4 Apartment REIT 44.8 Total Equity Raised 2007 YTD $260.9 Over $2.4 billion of equity raised since inception from approximately 25,000 investors (2) Raised $160.0 million through a successful 144A offering in November 2006 2007 year-to-date through May 16, 2007 Since inception through March 31, 2007

NNN Real Estate Programs NNN sponsors a growing number and variety of real estate programs 2 SEC-registered REITs 4 existing SEC-registered non-traded REITs / Funds Approximately $1.0 billion of assets under management Sponsor of non-traded REITs / Funds Recognized market leader Approximately 15% market share Approximately $3.8 billion of TIC assets under management Sponsor of Tenant in Common (TIC) 1031 exchanges Acquisition Fees Disposition Fees Finance Fees Substantial Fee Income Asset Management Fees Property Management Fees Broker-Dealer Fees

"The New Grubb & Ellis" Merger between Grubb & Ellis and NNN Realty Advisors will create a best-in- class real estate services company with a significantly enhanced global competitive position This transaction brings together GBE's 50-year history and reputation as one of the world's leading full-service commercial real estate organizations with NNN, a leading sponsor of commercial real estate programs The combined company will offer a complete range of transaction, management and consulting services, and possess a strong platform for continued growth Meaningful revenue synergies anticipated NNN's annual capital raising to drive GBE's brokerage business NNN's annual acquisitions on behalf of programs to drive GBE's property management business GBE's recognizable brand to increase awareness of NNN's services and drive capital raising efforts

Service Offering Broadened Project Management Investment Management Strategic Planning Construction Management Lease Administration Property Management Facility Management Business Services Feasibility Studies Leasing Site Selection Market Research Acquisitions / Dispositions Exit Strategies Strategic Consulting Valuation Advisory Transaction Services Management Services Broker Dealer Services Asset Management TICs Non-Traded REITS Institutional Funds Joint Ventures Capital Raising

Financially Attractive Transaction Combined company generates substantial cash flow and attractive EBITDA margins 3.4x stand alone 2006A EBITDA 2.6x stand alone EBITDA margin 2006A Revenue 2006A EBITDA (1) 2006A EBITDA Margin (1) Pro Forma GBE Stand Alone Pro Forma EBITDA and EBITDA margin is based on $48.0 million in EBITDA for NNN which excludes $26.4 million of non recurring items and one time expenses that primarily resulted from the completion of NNN's 144A offering and formation transaction. GBE EBITDA and EBITDA margin is based on $19.9 million in EBITDA which excludes $7.6 million of non-recurring expenses and a $3.8 million gain on the sale of common stock in LoopNet. (Figures in millions)

Significantly Larger Management Footprint Expansion of square footage and assets under management (1) 167.0 million sq. ft. under management - GBE stand alone 34.2 million sq. ft. under management - NNN Realty Advisors stand alone, including approximately 10.7 million sq. ft. of third party managed assets in office, healthcare office and retail properties 190.5 million sq. ft. under management - Pro Forma combined Opportunity to achieve 201.2 million by bringing NNN Realty Advisors' third party management contracts in-house For the period ended March 31, 2007.

Pro Forma Capitalization (Figures in thousands, except per share data) Growth oriented capital structure with significant financial flexibility Note: Balance sheet data as of March 31, 2007. Pro forma cash balance assumes $15.7 million of cash is used to fund a portion of the transaction costs. GBE's share price is as of May 21, 2007; NNN's share price is based on the company's November 2006 144A offer price.

Transaction Summary Leverages the strengths of Grubb & Ellis' leading position in commercial brokerage and property management and NNN's dominant position as a sponsor of commercial real estate programs Creates a well balanced and diversified company poised for growth Cost savings expected to drive margin expansion Creates a balance sheet with significant capacity Immediately accretive to earnings to Grubb & Ellis shareholders Significant opportunities to cross-sell Complementary business models facilitate and drive growth to one another Safe, annual dividend payment of $0.41 per share

Legal Disclaimer IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction, Grubb & Ellis and NNN Realty Advisors expect to file a joint proxy statement/prospectus with the Securities and Exchange Commission as part of a registration statement regarding the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus of Grubb & Ellis and NNN Realty Advisors because they will contain important information about Grubb & Ellis and NNN Realty Advisors and the proposed merger. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available), and other documents filed by Grubb & Ellis and NNN Realty Advisors with the SEC at the SEC's website at http://www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Grubb & Ellis or NNN Realty Advisors by directing such request to: Grubb & Ellis Company, 500 West Monroe, Suite 2800, Chicago, IL 60661, 312-698-6707, Attention: Janice McDill, or NNN Realty Advisors, Inc., 1551 N. Tustin Avenue, Suite 300, Santa Ana, CA 92705, 714-667-8252 x840, Attention: Staci Ann Thompson Investors and security holders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger. Grubb & Ellis, NNN Realty Advisors and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Grubb & Ellis and NNN Realty Advisors in connection with the merger. Information about Grubb & Ellis' directors and executive officers is set forth in the annual proxy statement and Annual Report on Form 10-K, and information about NNN Realty Advisors' directors and executive officers is set forth in the Registration Statement on Form S-1, which can be found on the SEC's website at http://www.sec.gov. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.